Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2015, or our 2015 Annual Report.

Overview of Business and Trend Information

We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts.

We have been at the forefront of 3D printing innovation for more than 25 years. We offer a broad mix of technologies, deep industry expertise and the most flexible implementation options to meet our customers’ needs. We offer complete solutions for 3D printing, including printing systems, consumables, paid parts and professional services, and 3D content.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of 14 Fused Deposition Modeling, or FDM, cartridge-based materials, 25 Polyjet cartridge-based materials, five Smooth Curvature Printing, or SCP, inkjet-based materials and 158 non-color digital materials, and over 1,500 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing, or SDM, printed parts services which offers AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes, as well as related professional services.

We conduct our business globally and provide products and services to our global customer base through our main operational facilities which are located in Israel, the United States, Germany and Hong Kong as well through our offices in China, Italy, Brazil, India, Japan, Korea and Singapore. Our extensive global reach is well-positioned through a network of more than 200 resellers and selling agents around the world and an online channel. We have more than 2,500 employees and hold more than 1,200 granted or pending additive manufacturing patents globally.

We may make investments in strategic acquisitions, strategic alliances, property, plant and equipment, new technologies, process improvements, information technology, research and development projects, and human resource activities that we believe will help us pursue our product and solutions strategies and support future growth.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and nine months ended September 30, 2016 with the corresponding periods in 2015.

Results of Operations

Comparison of Three Months Ended September 30, 2016 to Three Months Ended September 30, 2015

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended September 30,
	2016		2015
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$157,176	100.0%	$167,580	100.0%
Cost of sales	83,495	53.1%	247,476	147.7%
Gross profit (loss)	73,681	46.9%	(79,896)	-47.7%
Research and development, net	23,993	15.3%	37,698	22.5%
Selling, general and administrative	69,069	43.9%	121,304	72.4%
Goodwill impairment	-	0.0%	695,458	415.0%
Change in fair value of obligations
in connection with acquisitions	(24)	0.0%	(3,022)	-1.8%
Operating loss	(19,357)	-12.3%	(931,334)	-555.8%
Financial income (expense), net	104	0.1%	(3,505)	-2.1%
Loss before income taxes	(19,253)	-12.2%	(934,839)	-557.8%
Income tax expenses (benefit)	1,538	1.0%	(33,402)	-19.9%
Share in losses of associated company	(182)	-0.1%	-	0.0%
Net loss attributable to non-controlling interests	(146)	-0.1%	(164)	-0.1%
Net loss attributable to Stratasys Ltd.	(20,827)	-13.3%	(901,273)	-537.8%

Discussion of Results of Operations

Net Sales

Net sales of our products and services, as well as the percentage change, were as follows:

	Three Months Ended September 30,
	2016	2015	% Change
	U.S. $ in thousands
Products	$110,083	$118,473	-7.1%
Services	47,093	49,107	-4.1%
	$157,176	$167,580	-6.2%

Products Revenues

Revenues derived from products (including AM systems, consumable materials and other products) decreased by $8.4 million, or 7.1% for the three months ended September 30, 2016, as compared to the three months ended September 30, 2015. The decrease in products net sales was driven by a decrease in our systems revenues and was partially offset by an increase in our sales of consumables.

The decrease in systems and other products revenue was driven primarily by the overall market weakness and lengthy sales cycles which resulted in lower sales volumes across most regions and product lines.

Consumables net sales for the three months ended September 30, 2016 increased by 11.9% as compared to the three months ended September 30, 2015. The increase was driven by the addition of advanced material offerings and our growing installed base of systems and steady utilization trends within our installed base of systems.

Services Revenues

Services revenues (including SDM, maintenance and other services) decrease by $2.0 million for the three months ended September 30, 2016, or 4.1%, as compared to the three months ended September 30, 2015. The decrease in services revenues was primarily attributable to decrease in SDM revenues partially offset by an increase in maintenance contracts and service parts, reflecting our growing installed base of systems.

Revenues by Region

Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Three Months Ended September 30,
	2016		2015		% Change
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
North America	$96,112	61.2%	$102,767	61.3%	-6.5%
EMEA	31,256	19.9%	34,501	20.6%	-9.4%
Asia Pacific	27,093	17.2%	26,388	15.8%	2.7%
Other	2,715	1.7%	3,924	2.3%	-30.8%
	$157,176	100.0%	$167,580	100.0%	-6.2%

Net sales for the three months ended September 30, 2016 in the North America region decreased by $6.7 million, or 6.5%, as compared to the three months ended September 30, 2015. The decrease was driven primarily by lower net sales of our systems as well as services revenues due to lower SDM revenues, partially offset by higher consumables revenues.

Net sales for the three months ended September 30, 2016 in the EMEA region decreased by $3.2 million, or, 9.4% as compared to the three months ended September 30, 2015 primarily due to lower sales of our systems, partially offset by higher consumables revenues.

Net sales in the Asia Pacific region increased by $0.7 million, or, 2.7%, for the three months ended September 30, 2016 as compared to the three months ended September 30, 2015. The increase was driven primarily by higher consumables revenues, partially offset by lower net sales of our systems.

Gross Profit (Loss)

Gross profit (loss) for our products and services, as well as the percentage change, were as follows:

	Three Months Ended September 30,
	2016	2015
	U.S. $ in thousands
Gross profit (loss) attributable to:
Products	$55,751	$(94,958)
Services	17,930	15,062
	$73,681	$(79,896)

Gross profit (loss) as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Three Months Ended September 30,
	2016	2015
Gross profit (loss) as a percentage of revenues from:
Products	50.6%	-80.2%
Services	38.1%	30.7%
Total gross profit	46.9%	-47.7%

Gross profit attributable to products revenues increased by $150.7 million, or 158.7%, to $55.8 million for the three months ended September 30, 2016 as compared to gross loss of $95.0 million for the three months ended September 30, 2015. Gross profit attributable to products revenues as a percentage of products revenues increased to 50.6% for the three months ended September 30, 2016 as compared to gross loss of 80.2% for the three months ended September 30, 2015.

The increase in gross profit attributable to products sales was primarily due to non-recurring impairment charges of $151.0 million related to certain of our developed technology intangible assets, that were recorded during the three months ended September 30, 2015 as well as favorable changes in product mix, partially offset by lower systems revenues.

Gross profit attributable to services revenues increased by $2.9 million, or 19.0%, to $17.9 million for the three months ended September 30, 2016 as compared to $15.1 million for the three months ended September 30, 2015. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended September 30, 2016 increased to 38.1%, as compared to 30.7% for the three months ended September 30, 2015. The increase in gross profit from services primarily reflects change in the mix of service offerings as well as the favorable impact of our cost reduction initiatives.

Operating Expenses

The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Three Months Ended September 30,
	2016	2015	% Change
	U.S. $ in thousands
Research and development, net	$23,993	$37,698	-36.4%
Selling, general & administrative	69,069	121,304	-43.1%
Goodwill impairment	-	695,458	-100.0%
Change in fair value of obligations in
connection with acquisitions	(24)	(3,022)	-99.2%
	$93,038	$851,438	-89.1%

Percentage of net sales	59.2%	508.1%

Research and development expenses, net for the three months ended September 30, 2016 decreased by $13.7 million, or 36.4%, as compared to the three months ended September 30, 2015. The decrease was primarily due to non-recurring impairment charges of $9.8 million related to certain of our in-process research and development projects that were recorded during the three months ended three months ended September 30, 2015 as well as our costs-savings initiatives.

Research and development expense, net as a percentage of sales decreased to 15.3% in the three months ended September 30, 2016 as compared to 22.5% in the three months ended September 30, 2015. Our research and development projects reflects our intention to continue focusing on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, aimed at broadening user applications, as well as software solutions to create a leading 3D printing ecosystem.

Selling, general and administrative expenses for the three months ended September 30, 2016 decreased by $52.2 million, or 43.1%, to $69.1 million, as compared to $121.3 million for the three months ended September 30, 2015. Selling, general and administrative expenses for the three months ended September 30, 2016 as percentage of net sales were 43.9% as compared to 72.4% for the three months ended September 30, 2015.

The decrease in our selling, general and administrative expenses was primarily due to non-recurring intangible assets impairment charges of $32.2 million, that were recorded during the three months ended September 30, 2015 as well as lower reseller commissions and the favorable impact of our costs reduction initiatives which reduced our direct and indirect expenses.

Goodwill impairment charge for the three months ended September 30, 2015 amounted to $695.5 million. During the third quarter of 2015, we determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for all of our reporting units existed as of September 30, 2015. These indicators resulted in changes to our near-term cash flows projections, which reflect, among other things, the increased uncertainty in the 3D printing environment. Accordingly, we performed a quantitative two-step assessment for goodwill impairment for each of our reporting units. As part of the two-step impairment test, we performed a preliminary calculation for the implied fair value of goodwill of our reporting units and determined that the carrying amount of goodwill assigned to certain of our reporting units exceeded its fair value. As a result, we recorded a non-cash impairment charge of $695.5 million, in order to reduce the carrying amount of goodwill to its estimated fair value. The preliminary second step of the goodwill impairment test was incomplete, due to the significant amount of work required to calculate the implied fair value of goodwill and due to the timing of the identification of the interim impairment indicators. The two-step goodwill impairment test was completed during the fourth quarter of 2015 and resulted in an additional impairment charge of $96.5 million which were recorded during the fourth quarter of 2015.

We will continue to monitor our Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as significant adverse changes in business climate or operating results, further significant decline in our market capitalization for a sustained period and weaker than expected future cash flow estimates or changes in the Company's weighted average cost of capital may require us to record impairment charges.

During the three months ended September 30, 2016, and 2015, the changes in fair value of obligations in connection with acquisitions resulted in gains of $0.02 million and $3.0 million, respectively. The changes in fair value of obligations in connection with acquisitions were due to revaluation of the deferred consideration as part of the Solid Concepts transaction. For further information, see note 7 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

Operating Loss

Operating loss and operating loss as a percentage of our total net sales, were as follows:

	Three Months Ended September 30,
	2016	2015
	U.S. $ in thousands
Operating loss	$(19,357)	$(931,344)

Percentage of net sales	-12.3%	-555.8%

Operating loss for the three months ended September 30, 2016 amounted to $19.4 million compared to operating loss of $931.3 million for the three months ended September 30, 2015. The decrease in operating loss was primarily attributable to the non-recurring, non-cash intangible assets and goodwill impairment charges of $888.6 million recorded in the three months ended September 30, 2015 and costs reduction initiatives as discussed above.

Financial income (expense), net

Financial income, net amounted to $0.1 million for the three months ended September 30, 2016, was primarily comprised of foreign currencies effects and interest income. Financial expense, net amounted to $3.5 million for the three months ended September 30, 2015, was primarily comprised of foreign currencies effects and costs related to the termination of our revolving credit facility during September 2015, in the amount of $2.7 million.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change, were as follows:

	Three Months Ended
	September 30,
	2016	2015
	U.S. $ in thousands
Income tax expense (benefit)	$1,538	$(33,402)

As a percent of loss before
income taxes	-8.0%	3.6%

Income taxes amounted to $1.5 million, which reflected a negative effective tax rate of 8.0% for the three months ended September 30, 2016, as compared to an effective tax rate of 3.6% for the three months ended September 30, 2015.

Our effective tax rate has varied significantly due to changes in the mix of taxable income and loss between Israel and the U.S., driven by no tax benefit being recorded for its U.S. subsidiaries tax losses for the three-month period ended September 30, 2016.

We will continue to monitor whether the realization of our deferred tax assets is more likely than not.

On November 2016, our foreign subsidiary received a favorable tax ruling from the tax authorities, as a result, in the fourth quarter of 2016, we will record an income tax benefit of $7.8 million.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss per diluted share attributable to Stratasys Ltd., were as follows:

	Three Months Ended September 30,
	2016	2015
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(20,827)	$(901,273)
Percentage of net sales	-13.3%	-537.8%
Diluted net loss per share	$(0.40)	$(17.35)

Net loss attributable to Stratasys Ltd. for the three months ended September 30, 2016 was $20.8 million as compared to net loss of $901.3 million for the three months ended September 30, 2015. The decrease of the net loss attributable to Stratasys Ltd. was primarily attributable to the non-recurring, non-cash intangible assets and goodwill impairment charges of $888.6 million recorded in the three months ended September 30, 2015 and costs reduction initiatives as discussed above, which was partially offset by higher income taxes.

Diluted loss per share was $0.40 for the three months ended September 30, 2016, compared to net loss per diluted share of $17.35 for the three months ended September 30, 2015. The weighted average fully diluted share count for the three months ended September 30, 2016 was 52.4 million, compared to 51.9 million for the three months ended September 30, 2015.

Comparison of Nine Months Ended September 30, 2016 to Nine Months Ended September 30, 2015

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the nine months ended September 30, 2016 and 2015. Additional factors affecting the nine months comparison are described below.

The following table presents certain financial data as a percentage of net sales for the periods indicated:

	Nine Months Ended September 30,
	2016		2015
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$497,155	100.0%	$522,633	100.0%
Cost of sales	262,773	52.9%	473,533	90.6%
Gross profit	234,382	47.1%	49,100	9.4%
Research and development, net	73,474	14.8%	90,442	17.3%
Selling, general and administrative	218,340	43.9%	321,493	61.5%
Goodwill impairment	-	0.0%	845,858	161.8%
Change in fair value of obligations
in connection with acquisitions	116	0.0%	(22,958)	-4.4%
Operating loss	(57,548)	-11.6%	(1,185,735)	-226.9%
Financial income (expense), net	1,216	0.2%	(9,340)	-1.8%
Loss before income taxes	(56,332)	-11.3%	(1,195,075)	-228.7%
Income tax expenses (benefit)	6,283	1.3%	(54,090)	-10.3%
Share in losses of associated company	(182)	0.0%	-	0.0%
Net loss attributable to non-controlling interests	(339)	-0.1%	(493)	-0.1%
Net loss attributable to Stratasys Ltd.	(62,458)	-12.6%	(1,140,492)	-218.2%

Discussion of Results of Operations

Net Sales

Net sales of our products and services, as well as the percentage change, were as follows:

	Nine Months Ended September 30,
	2016	2015	% Change
	U.S. $ in thousands
Products	$352,475	$379,630	-7.2%
Services	144,680	143,003	1.2%
	$497,155	$522,633	-4.9%

Products Revenues

Revenues derived from products (including AM systems, consumable materials and other products) decreased by $27.2 million for the nine months ended September 30, 2016, or 7.2%, as compared to the nine months ended September 30, 2015.

The decrease in systems and other products revenue was driven primarily by the overall market weakness and lengthy sales cycles which resulted in lower sales volumes across all regions and product lines.

Consumables revenues for the nine months ended September 30, 2016 increased by 9.5% as compared the nine months ended September 30, 2015. The increase was driven by addition of advanced material offerings and our growing installed base of systems.

Services Revenues

Services revenues (including SDM, maintenance and other services) increased by $1.7 million for the nine months ended September 30, 2016, or 1.2%, as compared to the nine months ended September 30, 2015. The increase in services revenues was primarily attributable to maintenance contracts and service parts, partially offset by decrease in SDM revenues.

Revenues by Region

Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Nine Months Ended September 30,
	2016		2015		% Change
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
North America	$296,076	59.6%	$311,344	59.6%	-4.9%
EMEA	102,107	20.5%	108,717	20.8%	-6.1%
Asia Pacific	90,776	18.3%	93,282	17.8%	-2.7%
Other	8,196	1.7%	9,290	1.8%	-11.8%
	$497,155	100.0%	$522,633	100.0%	-4.9%

Net sales for the nine months ended September 30, 2016 in all regions decreased as compared to the nine months ended September 30, 2015, due to lower net sales of our systems, partially offset by higher consumables net sales and services revenues.

Gross Profit

Gross profit for our products and services, as well as the percentage change, were as follows:

	Nine Months Ended
	September 30,
	2016	2015
	U.S. $ in thousands
Gross profit attributable to:
Products	$179,792	$162
Services	54,590	48,938
	$234,382	$49,100

Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Nine Months Ended
	September 30,
	2016	2015
Gross profit as a percentage of revenues from:
Products	51.0%	0.0%
Services	37.7%	34.2%
Total gross profit	47.1%	9.4%

Gross profit attributable to products revenues increased by $179.6 million, to $179.8 million for the nine months ended September 30, 2016 as compared to $0.2 million for the nine months ended September 30, 2015. Gross profit attributable to products revenues as a percentage of products revenues increased to 51.0% for the nine months ended September 30, 2016 as compared to 0.0% for the nine months ended September 30, 2015.

The increase in gross profit attributable to products revenues was primarily due to non-recurring impairment charges of $180.8 million related to certain of our developed technology intangible assets that were recorded during the three months ended three months ended September 30, 2015, as well as lower amortization expenses, partially offset by decrease in systems revenues.

Gross profit attributable to services revenues increased by $5.7 million, or 11.5%, to $54.6 million for the nine months ended September 30, 2016 as compared to $48.9 million for the nine months ended September 30, 2015. Gross profit attributable to services revenues as a percentage of services revenues in the nine months ended September 30, 2016 increased to 37.7%, as compared to 34.2% for the nine months ended September 30, 2015. The increase in gross profit from services primarily reflects change in the mix of service offerings as well as the favorable impact of our cost-savings initiatives.

Operating Expenses

The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Nine Months Ended September 30,
	2016	2015	% Change
	U.S. $ in thousands
Research and development, net	$73,474	$90,442	-18.8%
Selling, general & administrative	218,340	321,493	-32.1%
Goodwill impairment	-	845,858	-100.0%
Change in fair value of obligations in
connection with acquisitions	116	(22,958)	-100.5%
	$291,930	$1,234,835	-76.4%

Percentage of net sales	58.7%	236.3%

Research and development expenses, net for the nine months ended September 30, 2016 decreased by $17.0 million, or 18.8%, as compared to the nine months ended September 30, 2015. The decrease was primarily due to non-recurring impairment charges related to certain of our in-process research and development projects that were recorded during the three months ended three months ended September 30, 2015 as well as our costs-savings initiatives.

Research and development expense, net as a percentage of sales decreased to 14.8% in the nine months ended September 30, 2016 as compared to 17.3% in the nine months ended September 30, 2015.

Selling, general and administrative expenses for the nine months ended September 30, 2016 decreased by $103.2 million, or 32.1%, to $218.3 million, as compared to $321.5 million for the nine months ended September 30, 2015. Selling, general and administrative expenses were 43.9% as percentage of net sales for the nine months ended September 30, 2016, as compared to 61.5% for the nine months ended September 30, 2015.

The decrease of our selling, general and administrative expenses was primarily attributed to non-recurring impairment charges of $45.8 million, that were recorded during the nine months ended September 30, 2015, non-recurring post-merger integration expenses related to SDM formation and certain reorganization related charges that were recorded during 2015 as well as the favorable impact of our costs reduction initiatives which reduced our direct and indirect expenses.

Goodwill impairment charge for the nine months ended September 30, 2015 amounted to $845.9 million. During the first quarter of 2015, we recorded a goodwill impairment charge of $150.4 million related to our MakerBot reporting unit. During the third quarter we recorded an additional goodwill impairment charge of $695.5 million related to all of our reporting units. For further information, see note 4 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K. As of September 30, 2016, no goodwill was determined to be impaired.

During the nine months ended September 30, 2016, and 2015, the changes in fair value of obligations in connection with acquisitions resulted in a loss of $0.1 million and a gain of $23.0 million, respectively. The changes in fair value of obligations in connection with acquisitions were due to revaluation of the deferred consideration as part of the Solid Concepts transaction. For further information, see note 7 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

Operating Loss

Operating loss and operating loss as a percentage of our total net sales were as follows:

	Nine Months Ended September 30,
	2016	2015
	U.S. $ in thousands
Operating loss	$(57,548)	$(1,185,735)
Percentage of net sales	-11.6%	-226.9%

Operating loss for the nine months ended September 30, 2016 amounted to $57.5 million compared to operating loss of $1,185.7 million for the nine months ended September 30, 2015. The decrease in operating loss was primarily attributable to the non-recurring, non-cash intangible assets and goodwill impairment charges in the aggregate amount of $1,082.3 million, recorded during the first and the third quarters of 2015 and the favorable impact of our costs-savings initiatives, as well as additional factors as described above.

Financial income (expense), net

Financial income, net amounted to $1.2 million for the nine months ended September 30, 2016, was primarily comprised of foreign currencies effects and interest income. Financial expense, net amounted to $9.3 million for the nine months ended September 30, 2015, was primarily comprised of unfavorable impact of foreign currency transactions resulted from changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Euro) and costs related to the termination of our revolving credit facility during September 2015 which amounted to $2.7 million.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change, were as follows:

	Nine Months Ended
	September 30,
	2016	2015
	U.S. $ in thousands
Income taxes (benefit)	$6,283	$(54,090)
As a percent of loss before
income taxes	-11.2%	4.5%

Income taxes amounted to $6.3 million, which reflected a negative effective tax rate of 11.2% for the nine months ended September 30, 2016, as compared to an effective tax rate of 4.5% for the nine months ended September 30, 2015. Our effective tax rate has varied significantly due to changes in the mix of taxable income and loss between Israel and the U.S., driven by no tax benefit being recorded for our U.S. subsidiaries tax losses.

Our effective tax rate for the nine months ended September 30, 2015 was impacted by goodwill impairment of $845.9 million, which was primarily non-tax deductible, and therefore had a significant impact on the effective tax rate for that period. In addition, the impairment of certain intangible assets and tax deductible goodwill, resulted in a reversal of related deferred tax liabilities amounting to $80.4 million for the nine months ended September 30, 2015. We also recorded a valuation allowance of $66.6 million against deferred tax assets in respect of net operating losses as it is more likely than not that those deferred tax assets will not be realized in future periods.

We will continue to monitor whether the realization of our deferred tax assets is more likely than not.

On November 2016, our foreign subsidiary received a favorable tax ruling from the tax authorities, as a result, in the fourth quarter of 2016, we will record an income tax benefit of $7.8 million.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss per diluted share attributable to Stratasys Ltd., were as follows:

	Nine Months Ended September 30,
	2016	2015
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(62,458)	$(1,140,492)
Percentage of net sales	-12.6%	-218.2%
Net loss per diluted share	$(1.20)	$(22.21)

Net loss attributable to Stratasys Ltd. for the nine months ended September 30, 2016 was $62.5 million as compared to net loss of $1,140.5 million for the nine months ended September 30, 2015. The decrease of the net loss attributable to Stratasys Ltd. for the nine months ended September 30, 2016, was due to the factors that were previously discussed, primarily the non-recurring, non-cash goodwill and other intangible assets impairment charges of $1,082.3 million related to all of our reporting unit, that were recorded during the nine months ended September 30, 2015, which were partially offset by the changes in revaluation of obligations in connection with acquisitions and higher income taxes.

Diluted net loss per share was $1.20 for the nine months ended September 30, 2016, compared to diluted net loss per share of $22.21 for the nine months ended September 30, 2015. In computing our loss per diluted share for the nine months ended September 30, 2015, we adjusted the net loss attributable to Stratasys Ltd. by $1.8 million due to excess redemption amount of redeemable non-controlling interest. The weighted average fully diluted share count for the nine months ended September 30, 2016 was 52.2 million, compared to 51.4 million for the nine months ended September 30, 2015.

Supplemental Operating Results on a Non-GAAP Basis

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items, as well as, non-recurring changes of non-cash valuation allowance on deferred tax assets. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the income statement, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three Months Ended September 30,
		2016	Non-GAAP	2016	2015	Non-GAAP	2015
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (loss) (1)	$73,681	$11,248	$84,929	$(79,896)	$165,099	$85,203
	Operating income (loss) (1,2)	(19,357)	22,651	3,294	(931,344)	921,361	(9,983)
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(20,827)	20,936	109	(901,273)	901,937	664
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(0.40)	$0.40	$0.00	$(17.35)	$17.36	$0.01

(1)	Acquired intangible assets amortization expense		10,394			12,317
	Impairment charges of other intangible assets		-			150,973
	Non-cash stock-based compensation expense		680			739
	Reorganization and other related costs		249			914
	Merger and acquisition and other expense		(75)			156
			11,248			165,099

(2)	Acquired intangible assets amortization expense		3,697			5,832
	Goodwill impairment		-			695,458
	Non-cash stock-based compensation expense		4,105			4,097
	Impairment charges of other intangible assets		-			42,215
	Change in fair value of obligations in connection with acquisitions		(24)			(3,022)
	Reorganization and other related costs		1,959			834
	Merger and acquisition and other expense		1,666			10,838
			11,403			756,252
			22,651			921,351

(3)	Credit facility termination related costs		-			2,705
	Corresponding tax effect and other tax adjustments		(1,998)			(22,119)
	Amortization expense of associated company		283			-
			$20,936			$901,937

(4)	Weighted average number of ordinary
	shares outstanding-Diluted	52,432		53,168	51,941		53,108

		Nine Months Ended September 30,
		2016	Non-GAAP	2016	2015	Non-GAAP	2015
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$234,382	$39,241	273,623	$49,100	$229,236	$278,336
	Operating income (loss) (1,2)	(57,548)	74,996	17,448	(1,185,735)	1,178,650	(7,085)
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(62,458)	69,401	6,943	(1,140,492)	1,151,142	10,650
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(1.20)	$1.33	$0.13	(22.21)	22.41	0.20

(1)	Acquired intangible assets amortization expense		31,318			39,523
	Impairment of other intangible assets		1,779			180,755
	Non-cash stock-based compensation expense		2,132			4,369
	Reorganization and other related costs		3,570			3,426
	Merger and acquisition and other expense		442			1,163
			39,241			229,236

(2)	Acquired intangible assets amortization expense		11,079			17,972
	Goodwill impairment		-			845,858
	Impairment of other intangible assets		-			55,638
	Non-cash stock-based compensation expense		13,755			19,791
	Change in fair value of obligations in connection with acquisitions		116			(22,958)
	Reorganization and other related costs		3,420			7,590
	Merger and acquisition and other expense		7,385			25,523
			35,755			949,414
			74,996			1,178,650

(3)	Credit facility termination related costs		-			2,705
	Corresponding tax effect and other tax adjustments		(5,878)			(30,213)
	Amortization expense of associated company		283			-
			$69,401			$1,151,142

(4)	Weighted average number of ordinary
	shares outstanding-Diluted	52,232		53,182	51,437		52,715

Liquidity and Capital Resources

A summary of our statement of cash flows was as follows:

	Nine Months Ended September 30,
	2016	2015
	U.S. $ in thousands
Net loss	$(62,797)	$(1,140,985)
Goodwill impairment	-	845,858
Impairment of other intangible assets	1,779	236,393
Depreciation and amortization	69,743	83,887
Deferred income taxes	(6,207)	(61,208)
Stock-based compensation	15,886	24,160
Change in fair value of obligations in connection with acquisitions	116	(22,958)
Foreign currency transactions loss and other non-cash items	(2,554)	7,105
Change in working capital and other items	20,053	(1,889)
Net cash provided by (used in) operating activities	36,019	(29,637)
Net cash used in investing activities	(54,809)	(111,803)
Net cash used in financing activities	(569)	(66,494)
Effect of exchange rate changes on cash	1,112	(1,988)
Net change in cash and cash equivalents	(18,247)	(209,922)
Cash and cash equivalents, beginning of period	257,592	442,141
Cash and cash equivalents, end of period	$239,345	$232,219

Our cash and cash equivalents balance decreased to $239.3 million at September 30, 2016 from $257.6 million at December 31, 2015. The decrease in cash and cash equivalents in the nine months ended September 30, 2016 was primarily due to net cash used in investing activities in an amount of $54.8 million, partially offset by net cash provided by operating activities of $36.0 million.

Our cash and cash equivalents balance decreased to $232.2 million at September 30, 2015 from $442.1 million at December 31, 2014. The decrease in cash and cash equivalents in the nine months ended September 30, 2015 was due to cash used in investing activities in an amount of $ 111.8 million, cash used in financing activities in an amount of $ 66.5 million and cash of $ 29.6 million used in our operating activities.

Cash flows from operating activities

We generated $36.0 million of cash from operating activities during the nine months ended September 30, 2016. The net loss of $62.8 million was adjusted due to non-cash charges such as depreciation and amortization of $69.7 million, stock-based compensation expense of $15.9 million. Changes in working capital items that favorably affected our cash flow provided by operating activities were primarily attributable to decrease in accounts receivable of $15.2 million. The changes in working capital reflect the improvement in our proactive procedures of working capital management.

During the nine months ended September 30, 2015, we used cash from operating activities of $29.6 million. The net loss of $1,141.0 million was adjusted due to non-cash charges for impairment of goodwill and other intangible assets of $1,082.3 million, depreciation and amortization of $83.9 million, stock-based compensation expense of $24.2 million and foreign currency transactions loss of $7.1 million. Changes in deferred income taxes of $61.2 million and non-cash changes in the fair value of obligations in connections with acquisitions of $23.0 million unfavorably affected cash from operating activities.

Cash flows from investing activities

We used cash of $54.8 million in our investing activities during the nine months ended September 30, 2016. Cash was primarily used to invest $31.7 million to purchase property and equipment and for certain strategic investments in unconsolidated entities.

Our principal property and equipment purchases were for our new facility in Rehovot, Israel which is currently under construction and other equipment purchases primarily for the enhancement of our manufacturing capabilities of our facilities in the United States and Israel, as well as certain IT investments which we conduct globally.

During the nine months ended September 30, 2015, we used cash of $111.8 million. Cash was primarily used to purchase property and equipment in an amount of $75.4 million as well as $29.6 million of cash for investments in short-term bank deposits, net.

Cash flows from financing activities

Net cash used in our financing activities during the nine months ended September 30, 2016 was $0.6 million. Cash used by financing activities was mainly attributed to finance our payments for obligations in connection with acquisitions and was partially offset by proceeds of $0.8 million from the exercise of stock options.

Net cash used in our financing activities during the nine months ended September 30, 2015 was $ 66.5 million. Cash used by financing activities was mainly attributed to repayment, net of $50.0 million in connection of the termination of our credit facility. In addition, cash of $18.8 million was used to finance our payments for obligations in connection with acquisitions and was partially offset by proceeds of $2.4 million from the exercise of stock options.

Capital resources and capital expenditures

Our total current assets amounted to $514.9 million as of September 30, 2016, of which $239.3 million consisted of cash and cash equivalents. Total current liabilities amounted to $162.7 million. Most of our cash and cash equivalents and short-term bank deposits are held in banks in Israel, Switzerland and the U.S., with only minor amounts subject to any restrictions on movement of balances within our company and our subsidiaries.

Our credit risk of our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we try to reduce the credit exposures of our accounts receivable by credit limits, credit insurance for many of our customers, ongoing credit evaluation and account monitoring procedures.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for at least the next twelve months.

However, as part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, products, product rights, technologies or other productive assets. Our cash reserves and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2015 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K of which this Operating and Financial Review is a part, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the extent of our success at introducing new or improved products and solutions that gain market share;

●	the extent of growth of the 3D printing market generally;

●	impairments of goodwill or other intangible assets in respect of companies that we acquire;

●	changes in our overall strategy, such as related to our cost reduction/ reorganization activities and our capital expenditures;

●	the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

●	the impact of shifts in prices or margins of the products that we sell or services we provide;

●	the impact of competition and new technologies;

●	global market, political and economic conditions, and in the countries in which we operate in particular;

●	government regulations and approvals;

●	litigation and regulatory proceedings;

●	infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

●	the extent of our success at maintaining our liquidity and financing our operations and capital needs;

●	impact of tax regulations on our results of operations and financial condition; and

●

those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2015 Annual Report, as well as in the 2015 Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2015 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISK

Reference is made to Item 11 “Quantitative and Qualitative Disclosures about Market Risk” in our 2015 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to our company, see Note 10-“Contingencies” in the notes to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.